UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No.   1)*

CoSine Communications, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

221222  10  2

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index Contained on Page 14.

CUSIP No. 221222 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Worldview Technology Partners I, L.P. (“WVTP I”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 0 shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 221222 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Worldview Technology International I, L.P. (“WVTI I”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 0 shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 221222 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Worldview Strategic Partners I, L.P. (“WVSP I”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 0 shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 221222 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Worldview Capital I, L.P. (“WVC I”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 0 shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 221222 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Worldview Equity I, L.L.C. (“WVE I”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 0 shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 221222 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James Wei (“Wei”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Canadian Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 0 shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 221222 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Orsak (“Orsak”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 0 shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 221222 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Susumu Tanaka (“Tanaka”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Japanese Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares.

	6.	Shared Voting Power 0 shares.

	7.	Sole Dispositive Power 0 shares.

	8.	Shared Dispositive Power 0 shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer: CoSine Communications, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 3200 Bridge Parkway Redwood City, California 94065

Item 2.
(a)

Name of Person Filing:

This statement is filed by Worldview Technology Partners I, L.P., a Delaware limited partnership (“WVTP I”), Worldview Technology International I, L.P., a Delaware limited partnership (“WVTI I”), Worldview Strategic Partners I, L.P., a Delaware limited partnership (“WVSP I”), Worldview Capital I, L.P., a Delaware limited partnership (“WVC I”), Worldview Equity I, L.L.C. (“WVE I”), a Delaware limited liability company, James Wei (“Wei”), Michael Orsak (“Orsak”) and Susumu Tanaka (“Tanaka”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.

WVC I is the general partner of WVTP I, WVTI I and WVSP I.  WVE I is the general partner of WVC I.  WVC I and WVE I may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by WVTP I, WVTI I and WVSP I. Wei, Orsak and Tanaka are the general partners/managing members of WVE I, and may be deemed to have shared power to vote and shared power to dispose of the shares of issuer directly owned by WVTP I, WVTI I and WVSP I.

	(b)	Address of Issuer’s Principal Executive Offices: The address of the principal business office for each of the Reporting Persons is: 435 Tasso Street, Suite 120 Palo Alto, California 94301
(c)

Citizenship:
WVC I, WVTP I, WVTI I and WVSP I are Delaware limited partnerships.  WVE I is a Delaware limited liability company.  Wei is a Canadian citizen.  Orsak is a United States citizen.  Tanaka is a Japanese citizen.

	(d)	Title of Class of Securities: Common Stock.
	(e)	CUSIP Number 221222 10 2

Item 3.	Not Applicable.

10

Item 4.	Ownership:
The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2001:
	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
	(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
		(ii)	Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
		(iii)	Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
		(iv)	Shared power to dispose or to direct the disposition of See Row 8of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
This amended statement is being filed to report the fact that each Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock of CoSine Communications, Inc.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
See item 5.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2002

JAMES WEI

By:		/s/ James Wei

James Wei, individually, and on behalf of WVTP I, in his capacity as a member of WVE I, the general partner of WVC I, the general partner of WVTP I, on behalf of WVTI I, in his capacity as a member of WVE I, the general partner of WVC I, the general partner of WVTI I, on behalf of WVSP I, in his capacity as a member of WVE I, the general partner of WVC I, the general partner of WVSP I, on behalf of WVC I, in his capacity as a member of WVE I, the general partner of WVC I, and on behalf of WVE I in his capacity as a member thereof.

MICHAEL ORSAK

:	By:	/s/ Michael Orsak
Michael Orsak

SUSUMU TANAKA
	By:	/s/ Susumu Tanaka
Susumu Tanaka

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	15

EXHIBIT A

Agreement of Joint Filing

                The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of CoSine Communications, Inc. shall be filed on behalf of each of the Reporting Persons.  Note that copies of the applicable Agreement of Joint Filing, dated February 14, 2001, are already on file with the appropriate agencies.